CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2013 of Alexco Resource Corp of our report dated March 25, 2014, relating to the consolidated financial statements, and the effectiveness of internal control over financial reporting which appears in this Annual Report.

(signed) “PricewaterhouseCoopers LLP”

Chartered Accountants
Vancouver, British Columbia
March 25, 2014